UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 01, 2026

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 September 2026
Exhibit No. 2	Total Voting Rights dated 01 September 2026
Exhibit No. 3	Admission to Trading dated 01 September 2026
Exhibit No. 4	Transaction in Own Shares dated 07 September 2026
Exhibit No. 5	Transaction in Own Shares dated 14 September 2026
Exhibit No. 6	Transaction in Own Shares dated 21 September 2026
Exhibit No. 7	Application for Block Admission dated 28 September 2026
Exhibit No. 8	Transaction in Own Shares dated 28 September 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 01, 2026

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 September 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited ("Citi") as part of its buy-back announced on 29 July 2026:

Date of purchase:	Number of ordinary shares	Highest price paid per share:	Lowest price paid per share:	Volume weighted average price paid per share:
24 August 2026	3,546,883	497.2000p	490.6500p	493.3909p
25 August 2026	2,820,275	499.4000p	492.5500p	496.4055p
26 August 2026	2,807,229	501.4000p	494.4000p	498.7125p
27 August 2026	2,819,658	502.2000p	491.4500p	496.5143p
28 August 2026	2,839,176	496.6500p	490.3500p	493.1007p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,441,073,778 ordinary shares. Therefore, the total voting rights in the Company will be 13,441,073,778.

There are no ordinary shares held in Treasury.

The above figure (13,441,073,778) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citi on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7013S_1-2026-8-28.pdf

Since the commencement of the share buy-back programme announced on 29 July 2026, the Company has purchased 68,066,215 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 507.3708p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 2

1 September 2026

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 August 2026, Barclays PLC's issued share capital consists of 13,441,073,778 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 13,441,073,778 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

1 September 2026

Barclays PLC

Admission to Trading

In accordance with the Financial Conduct Authority's Prospectus Rules: Admission to Trading on a Regulated Market (PRM) sourcebook 1.6.4R, Barclays PLC notifies the market that shares have been admitted to trading as follows:

Issuer name:	Barclays PLC
Issuer LEI:	213800LBQA1Y9L22JB70
Regulated market on which the shares have been admitted to trading:	Main Market for listed securities of the London Stock Exchange
Name, type and ISIN of the shares:	Ordinary shares GB0031348658
Number of further shares admitted to trading covered by the notification:	1,262,738
Total number of shares admitted to trading (including the new shares):	13,441,073,778
Confirmation that the new shares are fungible with existing shares already admitted to trading:	Confirmed
Date range covered by the notification:	1 August 2026 - 31 August 2026

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina	Jon Tracey
+44 (0)20 7116 2526	+44 (0)20 7116 4755

Exhibit No. 4

07 September 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited ("Citi") as part of its buy-back announced on 29 July 2026:

Date of purchase:	Number of ordinary shares	Highest price paid per share:	Lowest price paid per share:	Volume weighted average price paid per share:
01 September 2026	2,894,092	488.2500p	477.0000p	483.7439p
02 September 2026	3,620,678	486.8000p	476.1500p	483.3350p
03 September 2026	3,573,681	494.3000p	482.3500p	489.6912p
04 September 2026	2,826,373	497.4000p	490.2500p	495.3343p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,428,358,658 ordinary shares. Therefore, the total voting rights in the Company will be 13,428,358,658.

There are no ordinary shares held in Treasury.

The above figure (13,428,358,658) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citi on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5583T_1-2026-9-4.pdf

Since the commencement of the share buy-back programme announced on 29 July 2026, the Company has purchased 80,981,039 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 504.2515p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 5

14 September 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited (“Citi”) as part of its buy-back announced on 29 July 2026:

Date of purchase:	Number of ordinary shares	Highest price paid per share:	Lowest price paid per share:	Volume weighted average price paid per share:
07 September 2026	2,007,658	500.5000p	494.8500p	498.0930p
08 September 2026	2,016,851	499.5000p	490.3500p	495.8227p
09 September 2026	2,871,132	494.1000p	482.9000p	487.6125p
10 September 2026	3,598,203	490.9500p	483.2000p	486.3540p
11 September 2026	3,562,391	495.3500p	487.9000p	491.2431p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital will consist of 13,415,008,349 ordinary shares. Therefore, the total voting rights in the Company will be 13,415,008,349.

There are no ordinary shares held in Treasury.

The above figure (13,415,008,349) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citi on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5111U_1-2026-9-11.pdf

Since the commencement of the share buy-back programme announced on 29 July 2026, the Company has purchased 95,037,274 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 502.2746p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 6

21 September 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited (“Citi”) as part of its buy-back announced on 29 July 2026:

Date of purchase:	Number of ordinary shares	Highest price paid per share:	Lowest price paid per share:	Volume weighted average price paid per share:
14 September 2026	2,898,055	493.0000p	472.5500p	483.0826p
15 September 2026	3,695,729	479.4500p	465.3000p	473.5196p
16 September 2026	3,670,762	480.8500p	471.2500p	476.7402p
17 September 2026	2,930,810	481.2500p	473.4000p	477.6423p
18 September 2026	2,965,541	481.1500p	466.7500p	472.0891p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital will consist of 13,398,956,051 ordinary shares. Therefore, the total voting rights in the Company will be 13,398,956,051.

There are no ordinary shares held in Treasury.

The above figure (13,398,956,051) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citi on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4639V_1-2026-9-18.pdf

Since the commencement of the share buy-back programme announced on 29 July 2026, the Company has purchased 111,198,171 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 498.5216p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.

Exhibit No. 7

28 September 2026

Barclays PLC

Application for Block Admission

Barclays PLC (the 'Company') announces that an application has been made to the London Stock Exchange for 40,000,000 ordinary shares of 25 pence each in the capital of the Company (the 'Shares') to be admitted to trading on the London Stock Exchange’s main market for listed securities.

The Shares will be issued and allotted under the Barclays Group SAYE Share Option Scheme (25,000,000 Shares) and the Barclays Group Sharepurchase Plans (Barclays Group Share Incentive Plan and the Barclays Global Sharepurchase Plan (15,000,000 Shares)).

When issued, the Shares will rank equally with the existing issued shares of the Company.

Admission is expected to be effective on 29 September 2026.

– ENDS –

For further information, please contact:

Investor Relations                   Media Relations
Marina Shchukina                   Susie Guo
+44 (0) 20 7116 2526             +44 (0) 20 3555 2560

Exhibit No. 8

28 September 2026

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited (“Citi”) as part of its buy-back announced on 29 July 2026:

Date of purchase:	Number of ordinary shares	Highest price paid per share:	Lowest price paid per share:	Volume weighted average price paid per share:
21 September 2026	3,704,192	476.3000p	468.8500p	472.4377p
22 September 2026	3,718,924	475.2000p	465.2000p	470.5662p
23 September 2026	3,011,223	471.3500p	461.2500p	464.9273p
24 September 2026	3,810,670	461.7500p	455.6000p	459.2368p
25 September 2026	3,777,203	465.2000p	460.4500p	463.3058p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital will consist of 13,382,105,541 ordinary shares. Therefore, the total voting rights in the Company will be 13,382,105,541.

There are no ordinary shares held in Treasury.

The above figure (13,382,105,541) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citi on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4427W_1-2026-9-25.pdf

Since the commencement of the share buy-back programme announced on 29 July 2026, the Company has purchased 129,220,383 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 493.9986p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

About Barclays

Our vision is to be the UK-centred leader in global finance.  We are a diversified bank with comprehensive UK consumer, corporate and wealth and private banking franchises, a leading investment bank and a strong, specialist US consumer bank.  Through these five divisions, we are working together for a better financial future for our customers, clients and communities.

For further information about Barclays, please visit our website home.barclays.
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